NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan



November 6, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,

Hisashi Saito

Corporate Communications
NEC Electronics Corporation

11/12

BY Express Mail
Enclosure

NEWS RELEASE

NEC

October 22, 2003
NEC Electronics Corporation

Financial Results for the First Half of the Fiscal Year Ending March 31, 2004

<Table of Contents>

For inquiries concerning this press release, please contact:
Hisashi Saito / Seiko Yabuuchi (Public Relations)
Hiromichi Nakanishi / Yuko Kimoto / Taro Kusakabe / Nanako Hayashi (Investor Relations)
Corporate Communications Div.
NEC Electronics Corporation
1753 Shimonumabe, Nakahara-Ku,
Kawasaki, Kanagawa 211-8668, Japan
Tel: +81-44-435-1664

October 22, 2003

NEC Electronics Corporation

Summary

1. Overview: Combined Financial Results

	Six months ended September 30, 2003		(Reference) Six months ended September 30, 2002		(Reference) Fiscal year ended March 31, 2003	
	Billions of yen	%	Billions of yen	%	Billions of yen	%
Net Sales	348.0	100.0	365.8	100.0	725.0	100.0
Operating income	25.2	7.3	14.2	3.9	30.2	4.2
Income before income taxes	19.5	5.6	6.4	1.8	15.0	2.1
Net income	12.1	3.5	5.1	1.4	9.6	1.3
	Yen		Yen		Yen	
Net income per share:						
Basic	110.35		51.46		96.22	
Diluted	110.35		51.46		96.22	

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
	Billions of yen	Billions of yen	Billions of yen
Total assets	733.3	593.2	655.4
Shareholders' equity	347.7	233.7	238.9

Notes:

1) Figures are rounded off in 100 million yen.

2) NEC Electronics' combined information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.

3) Results for the year ended March 31, 2003 and for the six months ended September 30, 2002 are formulated, for the sake of comparison, as if NEC Electronics existed as an independent company prior to November 1, 2002 (the date NEC Electronics was established).

2. Overview: Non-consolidated Financial Results

	Six months ended September 30, 2003		(Reference) Six months ended September 30, 2002		(Reference) Fiscal year ended March 31,2003	
	Billions of yen	%	Billions of yen	%	Billions of yen	%
Net Sales	272.7	100.0	-	-	221.3	100.0
Operating income	13.7	5.0	-	-	1.4	0.7
Ordinary income	6.8	2.5	-	-	3.9	1.8
Net income	4.7	1.7	-	-	1.7	0.8
	Yen		Yen		Yen	
Net income per share	42.81		-		17.85	

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
	Billions of yen	Billions of yen	Billions of yen
Total assets	662.8	-	587.8
Shareholders' equity	436.5	-	336.7

Notes:

1) Figures are rounded off in 100 million yen.

2) Statements for fiscal year ended March 31, 2003 represent the five-month period from NEC Electronics' establlishment on November 1, 2002 to March 31, 2003.

Combined Financial Results for the First Half of the Fiscal Year Ending March 31, 2004

October 22, 2003

Name of Stock Exchange: Tokyo Stock Exchange (First Section) Code No: 6723
Company name: NEC Electronics Corporation (URL http://www.necel.co.jp/)
Representative: Kaoru Tosaka, President
Contact for inquiries : Hisashi Saito, Group Manager, Corporate Communications Div. TEL: (044)-435-1664
Meeting of the Board of Directors for the Approval of Results : October 22, 2003
Parent company: NEC Corporation
Percentage of shares held by NEC Corporation : 70.0%
U.S. GAAP applied: Yes

1. Performance in the first half of the fiscal year ending March 31, 2004

1) Results of operations (Millions of yen)

	Net sales	%	Operating income	%	Income before income taxes	%	Net income	%
Six months ended Sep. 30, 2003	348,044	-4.9	25,262	77.3	19,520	203.7	12,116	135.4
Six months ended Sep. 30, 2002 (Reference)	365,864	-	14,250	-	6,428	-	5,146	-
Fiscal year ended Mar. 31, 2003 (Reference)	725,093	-	30,203	-	15,090	-	9,622	-

(Yen)

	Net income per share of common stock: Basic	Net income per share of common stock: Diluted
Six months ended Sep. 30, 2003	110.35	–
Six months ended Sep. 30, 2002 (Reference)	51.46	–
Fiscal year ended Mar. 31, 2003 (Reference)	96.22	–

Notes:

1. Equity in earnings (losses) of affiliated companies
Six months ended Sep. 30, 2003: - Six months ended Sep. 30, 2002: - Fiscal year ended Mar. 31, 2003: -
2. Average number of shares during the period
Six months ended Sep. 30, 2003: 109,791,643 shares Six months ended Sep. 30, 2002: 100,000,000 shares Fiscal year ended Mar. 31, 2003: 100,000,000 shares
* Results for the year ended Mar. 31, 2003 and the six months ended Sep. 30, 2002 has been formulated assumming that 100,000,000 shares of common stock, which were issued upon the formation of NEC Electronics, had been outstanding throughout the period.
3. Changes in accounting policies: None
4. Percentage figures for net sales, operating income, income before income taxes and interim net income represent year-on-year changes
5. Net income per share of common stock for the first half of fiscal year ending March 31, 2004 is prepared in accordance with accounting principles accepted in the Statement of Financial Accounting Standards ("SFAS") NO.128 "Earnings per share".
6. NEC Electronics' combined information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.

2) Financial position

	Total assets (Millions of yen)	Shareholders' equity (Millions of yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (Yen)
As of Sep. 30, 2003	733,398	347,706	47.4	2,815.44
As of Sep. 30, 2002 (Reference)	593,287	233,721	39.4	2,337.21
As of Mar. 31, 2003 (Reference)	655,489	238,927	36.5	2,389.27

Note: Number of shares issued and outstanding at end of fiscal period (combined):
End of Sep. 2003: 123,499,850 shares End of Sep. 2002: 100,000,000 shares End of Mar. 2003: 100,000,000 shares
* Results for the end of Sep.30, 2002 has been formulated assumming that 100,000,000 shares of common stock, which were issued upon the formation of NEC Electronics, had been outstanding throughout the period.

3) Cash flows

	Cash flows from operating activities (Millions of yen)	Cash flows from investing activities (Millions of yen)	Cash flows from financing activities (Millions of yen)	Cash and cash equivalents at end of period (Millions of yen)
Six months ended Sep. 30, 2003	60,707	(37,626)	86,788	187,574
Six months ended Sep. 30, 2002 (Reference)	72,802	(38,005)	(30,444)	16,276
Fiscal year ended Mar. 31, 2003 (Reference)	124,832	(56,553)	(1,999)	78,216

4) Scope of Consolidation and Application of Equity Method
Consolidated subsidiaries: 25

5) Changes in Scope of Consolidation and Application of Equity Method
Consolidated subsidiaries: New: 0 Excluded: 1
* Results for the fiscal year ended March 31, 2003 and for the six months ended September 30, 2002 are formulated, for the sake of comparison, as if NEC Electronics existed as an independent company prior to November 1, 2002 (the date NEC Electronics was established).

2. Targets for the fiscal year ending March 31, 2004 (Millions of yen)

	Net sales	Income before income taxes	Net income
Fiscal year ended Mar. 31, 2004	705,000	44,000	26,000

Note: Net income per share of common stock (forecast) for fiscal year ending March 31, 2004: 210.53 yen

Please refer to the final page of the attached documents for more information on the assumptions used in formulating the above forecasts and other related matters.

1. Management Policies

(1) Basic Management Policies

NEC Electronics Corporation ("NEC Electronics") was established on November 1, 2002 as a dedicated semiconductor manufacturer, following corporate separation (*kaisha bunkatsu*) from NEC Corporation ("NEC"). NEC Electronics aims to become its customers' partner of choice by providing optimal semiconductor solutions based on distinctive advanced technologies that satisfy customer needs.

NEC Electronics operates and develops its businesses in line with the following policies.

1. Shift to customer-driven business activities, foster a strong customer focus and improve customer satisfaction to expand sales and earnings.
2. Provide customers three "Solutions" models —Advanced Technology Solutions, System Solutions and Platform Solutions; deliver steady growth and earnings by creating high-value-added products that satisfy customer requirements.
3. Strengthen access to customers worldwide; leverage position as a global player to seize business opportunities the world over and broaden sales scope.

(2) Basic Policy Regarding Distribution of Earnings

NEC Electronics works to improve operating results, and thereby heighten corporate value, by helping its customers add value to their businesses and steadily raising the bar in terms of customer satisfaction. This improved profile, in turn, links directly to shareholders' value. NEC Electronics appropriates retained earnings for the research and development of new products and capital investments. While striving to achieve a durable financial structure capable of generating high earnings, the company will distribute part of its earnings to shareholders in the form of dividends.

Less than a year has elapsed since NEC Electronics was established as an independent company. As such, the company currently has no plans to pay an interim dividend. However, NEC Electronics does intend to begin paying year-end dividends, pending careful consideration of full-year performance and future capital investment plans.

(3) Targeted Financial Indicators

NEC Electronics places considerable emphasis on efficient business management that gives sufficient weight to the ratio of earnings to net sales. As such, the company is targeting an operating income ratio of 15% over the medium term.

(4) Issues to Address

In general, business performance in the semiconductor industry is highly susceptible to economic cycles. NEC Electronics seeks to deliver stable growth and expand earnings

without being unduly affected by economic cycles by specializing in providing tailored solutions centered on system LSIs. However, there are many issues that must be resolved before the company can actualize its basic tenet of expanded sales and earnings through improved customer satisfaction. NEC Electronics is taking steps to overcome the following issues.

1. Issues in Advanced Technology Solutions

Providing leading-edge technology on a timely basis is essential to customers whose competitiveness hinges on advanced technology. Doing so requires a prior understanding of the types of technology that customers will need in the future, providing the basis for long-term R&D activities. Early discussions with customers concerning R&D roadmaps for the future and the enhancement of R&D marketing functions for sharing information are essential to accomplishing this task.

Because of the enormous time and cost required for long-term research and development, efforts to improve the profitability of the entire process, such as technology development management and the extensive reuse of developed technology, are indispensable. By enhancing R&D marketing functions and promoting the reuse of technology, NEC Electronics is striving to make the development of leading-edge technology more profitable.

2. Issues in System Solutions

The ability to propose optimal solutions to customers is of prime importance to the System Solutions business. This requires a deep understanding of the ways that end-users utilize mobile handsets, automobiles, and digital appliances, as well as knowledge of the systems within these application areas.

To enhance business proposal capabilities, NEC Electronics is focusing on training system engineers capable of making business proposals that incorporate the perspective of customers and end-users. While NEC Electronics recognizes that training more system engineers of this kind will be crucial to broadening its sales scope, such engineers still remain few in number.

NEC Electronics is currently focused on developing common design platforms and individual IP cores (functional components) for each application area, as well as the adoption of design tools that shorten the time needed for R&D. These innovations are indispensable for linking system proposals with the planning and production of actual LSIs.

3. Issues in Platform Solutions

Platform Solutions is a business that utilizes the capabilities of a retail sales network to

expand sales of general-purpose products to a broad range of customers. Further extending the growth of this field will require the infrastructural enhancement of Web-based services for providing design support to a large customer base through various tools, documents and the Internet.

By putting a sales infrastructure composed of these support services and a sales network in place, NEC Electronics has made its Platform Solutions accessible and easy for customers to use. Although the company's Platform Solutions have a powerful presence in Japan and elsewhere in Asia, its market share for these services remains low in North America, Europe and other regions. To combat this trend, NEC Electronics intends to put greater emphasis on bolstering its overseas sales and support infrastructure.

4. Improving the level of productivity and quality

NEC Electronics is promoting production reforms at each of its production sites, aimed at realizing shorter manufacturing times, greater flexibility in response to fluctuations in demand, and a lower cost structure. At the same time, the company is working to achieve a level of quality assurance that will bring it closer to the complete elimination of product defects.

NEC Electronics is set to construct a new information system to accelerate efforts to improve the efficiency of and standardize its globally expanding business processes. The company is also taking steps to improve efficiency in every facet of its business, from production and sales, to the final delivery of products. Because the construction of this new information system and the shift to this new system will be time consuming and capital intensive, finding ways to achieve this transition as quickly as possible has become a major concern for NEC Electronics.

5. Achieving management speed and a corporate culture responsive to change

To attain the management speed necessary for competition on the global stage, NEC Electronics has worked since its founding to develop a relatively flat organizational structure. In terms of its personnel system, the company is shifting from a system emphasizing seniority, to a merit-based system giving greater weight to objective evaluations of performance. Specific aspects of this system include the introduction of stock options and a profit-sharing bonus system for distributing earnings to employees company-wide in a timely fashion. Going forward, NEC Electronics plans to continue efforts to form a corporate culture that encourages employees to proactively adapt to change, while acquiring and retaining skilled human resources and making the most of their varied talents.

(5) Approach to Corporate Governance and Related Measures

NEC Electronics recognizes the crucial importance of bolstering corporate governance in

maximizing corporate value throughout the entire group. To enhance corporate governance, NEC Electronics is striving to maintain the transparency and integrity of its management, while moving to disclose information in an appropriate manner.

The Board of Directors of NEC Electronics is currently composed of four members, which encourages swift and efficient management. The company is also introducing an executive officer system as a means of clarifying responsibility for the execution of business activities, improving management transparency, and improving decision-making speed in business matters. NEC Electronics is also working to strengthen auditing functions by, among other actions, selecting an external corporate auditor with juridical experience to serve on its Board of Corporate Auditors, currently composed of two standing and two outside auditors.

NEC Electronics also places importance on internal monitoring and compliance, establishing both the Internal Auditing Division and the Risk Management & Compliance Division to aid in these tasks. Further, by drafting the NEC Electronics Code of Conduct, NEC Electronics is seeking to ensure compliance with laws and ethical guidelines throughout the group.

(6) Basic Policy Regarding Related Parties

NEC holds approximately 70% of the shares issued and outstanding in NEC Electronics. NEC Electronics is a consolidated subsidiary of NEC Corporation, which is one of NEC Electronics' major customers. Sales to NEC account for somewhere between 10% and 15% of NEC Electronics' total sales. Transactions with NEC are conducted in the same manner as with non-affiliated third parties.

2. Results of Operations and Financial Condition

(1) Overview of Six Months Ended September 30, 2003 and Full-Year Forecasts

During the six months ended September 30, 2003, the global economy headed toward a gradual recovery. Supporting this upturn was the removal of several risk factors occasioned by the conclusion of major U.S. military operations in Iraq and the containment of the severe acute respiratory syndrome (SARS) outbreak. Driven by firm consumer spending and a rebound in capital investment, U.S. economic growth in the second quarter outstripped the first quarter. Despite some lingering concerns such as a delayed recovery in employment and an expanding federal budget deficit, the U.S. economy showed clear signs of improvement.

Japan's economy is also recovering, albeit gradually, thanks to a turnaround in corporate earnings facilitated by restructuring, robust consumer spending and higher capital investment. NEC Electronics benefited from expanding demand in the semiconductor market,

which was driven by an upturn in PC purchases and growing use of digital audio-visual (AV) products such as mobile handsets, digital cameras, DVD recorders and flat-screen TVs. However, the outlook for the domestic economy remains precarious due to protracted deflation and the yen's rapid appreciation following a recent G7 summit.

In this climate, NEC Electronics recorded combined net sales of 348.0 billion yen, a year-on-year decrease of 17.8 billion yen. This was mainly due to a sharp fall in demand for semiconductors used in game consoles, despite favorable sales of semiconductors for use in mobile phone applications and automobiles.

Nevertheless, combined operating income rose 11.0 billion yen to 25.2 billion yen. This primarily reflected improved productivity due to higher utilization of production lines and cost reductions in the form of lower materials costs, which outweighed the decline in sales. Combined net income rose 6.9 billion yen to 12.1 billion yen.

The outlook for the second-half of the fiscal year ending March 31, 2004 is mixed. Although business sentiment is improving on expectations of an imminent U.S. economic recovery, rising stock prices and other factors, the Japanese economy's direction is uncertain due to the rapid appreciation of the yen.

In light of current conditions, NEC Electronics has not revised its original combined and non-consolidated forecasts for the current fiscal year.

(2) Breakdown of Net Sales by End-market Applications

Term / Item	Six months ended September 30, 2003 (unaudited)			Six months ended September 30, 2002 (unaudited)		Increase (decrease)
	Amount (millions of yen)	(% of net sales)	(% of changes)	Amount (millions of yen)	(% of net sales)	(millions of yen)
Communications	75,600	21.7	97.7	38,236	10.5	37,364
Computing and peripherals	64,707	18.6	(8.9)	70,998	19.4	(6,291)
Consumer electronics	40,855	11.7	(53.3)	87,419	23.9	(46,564)
Automotive and industrial	42,232	12.1	15.9	36,432	10.0	5,800
Multi-market ICs	41,498	11.9	7.0	38,785	10.6	2,713
Discrete, optical and microwave devices	61,130	17.6	6.9	57,208	15.6	3,922
Subtotal	326,022	93.6	(0.9)	329,078	90.0	(3,056)
Other	22,022	6.4	(40.1)	36,786	10.0	(14,764)
Total	348,044	100.0	(4.9)	365,864	100.0	(17,820)

Communications

Net sales: 75.6 billion yen (up 97.7%)

Net sales of semiconductors for communications applications increased 97.7% year on year to 75.6 billion yen. This application area encompasses semiconductors for routers, mobile-phone base stations, and other broadband networking equipment, as well as semiconductors for mobile handsets.

During the six months ended September 30, 2003, sales of several items jumped significantly. These include system memories, system LSIs, and LCD driver-ICs used in color LCD monitors for mobile handsets.

Computing and peripherals

Net sales: 64.7 billion yen (down 8.9%)

Net sales of semiconductors for computing and peripheral applications decreased 8.9% to 64.7 billion yen. This application area covers semiconductors for servers, workstations, personal computers (PCs) and PC peripherals.

During the six months ended September 30, 2003, sales of system LSIs for rewritable DVD drives increased sharply due to a higher installation rate of these drives in new PCs. However, overall sales decreased mainly due to two factors: One was NEC Electronics' withdrawal from system LSIs for HDDs. The other was lower sales of LCD driver-ICs used in color LCD monitors for PCs due to temporary production adjustments.

Consumer electronics

Net sales: 40.8 billion yen (down 53.3%)

Net sales of semiconductors for consumer electronics applications were 40.8 billion yen, down 53.3% year on year. This area includes semiconductors for digital AV equipment and game consoles.

During the interim period ended September 30, 2003, NEC Electronics recorded a sharp increase in sales of semiconductors for digital AV equipment such as DVD recorders and digital cameras. However, overall sales fell sharply due to weaker demand for semiconductors for game consoles and sales declines in semiconductors used in traditional consumer electronics applications.

Automotive and industrial

Net sales: 42.2 billion yen (up 15.9%)

Net sales of semiconductors for automotive and industrial applications increased 15.9% year on year to 42.2 billion yen. This application area includes semiconductors used in automobiles and industrial systems, including medical equipment.

During the interim period ended September 30, 2003, NEC Electronics achieved sharply higher sales of 32-bit micro controllers for use in automobiles.

Multi-market ICs

Net sales: 41.4 billion yen (up 7.0%)

Net sales of multi-market ICs totaled 41.4 billion yen, up 7.0% year on year. This field covers general-purpose micro controllers, gate arrays and multi-purpose SRAMs.

During the interim period ended September 30, 2003, multi-market IC sales were favorable across all product segments.

Discrete, optical and microwave devices

Net sales: 61.1 billion yen (up 6.9%)

Net sales of discrete, optical and microwave devices increased 6.9% year on year to 61.1 billion yen. This application area includes discrete devices for diodes and transistors, and optical semiconductors, such as semiconductor lasers for optical communications equipment and semiconductors for optical storage devices. This area also encompasses microwave semiconductors for mobile handsets and other applications.

During the interim period ended September 30, 2003, NEC Electronics recorded brisk sales of discrete semiconductors for lithium-ion batteries and other products.

Other

Net sales: 22.0 billion yen (down 40.1%)

During the interim period ended September 30, 2003, other net sales decreased 40.1% to 22.0 billion yen. This category includes the sale of products other than semiconductors, such

as color LCDs, by NEC Electronics' sales subsidiaries on a consignment basis. NEC Electronics plans to continue downsizing these operations, as they are not part of NEC Electronics' core operations.

(3) Financial Position

During the interim period ended September 30, 2003, operating activities provided net cash of 60.7 billion yen, 12.0 billion yen less than in the previous fiscal year's interim period. Higher net income in the six-month period was outweighed by an increase in trade payables and other factors.

Investing activities used net cash of 37.6 billion yen, 0.3 billion yen less than in the previous fiscal year's interim period. As a result, free cash flow decreased 11.7 billion yen to 23.0 billion yen.

Financing activities provided net cash of 86.7 billion yen due to inflows from the listing of NEC Electronics in July.

Consequently, cash and cash equivalents at September 30, 2003 were 187.5 billion yen, an increase of 109.3 billion yen from March 31, 2003.

Condensed Combined Statements of Operations (1st Half)

(Millions of yen)

	Six months ended September 30, 2003 (unaudited)		(Reference) Six months ended September 30, 2002 (unaudited)		Increase (decrease)	(Reference) Fiscal year ended March 31,2003	
		(% of net sales)		(% of net sales)			(% of net sales)
		%		%			%
Net sales	348,044	100.0	365,864	100.0	(17,820)	725,093	100.0
Cost of sales	232,093	66.7	259,727	71.0	(27,634)	518,122	71.5
Selling, general and administrative expense	90,689	26	91,887	25.1	(1,198)	176,768	24.3
Operating income	25,262	7.3	14,250	3.9	11,012	30,203	4.2
Non-operating income	1,493	0.4	2,456	0.7	(963)	4,112	0.6
Interest and dividends	182		210		(28)	377	
Other	1,311		2,246		(935)	3,735	
Non-operating expenses	7,235	2.1	10,278	2.8	(3,043)	19,225	2.7
Interest	801		1,266		(465)	2,211	
Other	6,434		9,012		(2,578)	17,014	
Income before income taxes	19,520	5.6	6,428	1.8	13,092	15,090	2.1
Income taxes	8,198	2.4	2,700	0.7	5,498	8,234	1.2
Minority interest in loses of combined subsidiaries	(794)	(0.3)	(1,418)	(0.3)	624	(2,766)	(0.4)
Net income	12,116	3.5	5,146	1.4	6,970	9,622	1.3

(Note) The figure for operating income shown above represents net sales minus the cost of sales and selling, and administrative expenses.

Condensed Combined Balance Sheets

(Millions of yen)

	September 30,2003 (unaudited)	March 31,2003	Increase (decrease)
Current assets	374,852	295,220	79,632
Cash and cash equivalents	187,574	78,216	109,358
Notes and accounts receivable, trade	87,675	123,857	(36,182)
Inventories	73,290	77,077	(3,787)
Other current assets	26,313	16,070	10,243
Long-term assets	358,546	360,269	(1,723)
Investments	10,123	8,144	1,979
Property, plant and equipment	289,345	289,004	341
Other assets	59,078	63,121	(4,043)
Total assets	733,398	655,489	77,909
Current liabilities	188,109	216,877	(28,768)
Short-term borrowings and current portion of long-term debt	25,993	27,440	(1,447)
Notes and accounts payable, trade	112,634	127,455	(14,821)
Other current liabilities	49,482	61,982	(12,500)
Long-term liabilities	192,879	194,375	(1,496)
Long-term debt	92,964	94,345	(1,381)
Accrued pension and severance costs	99,915	100,030	(115)
Minority shareholders' equity in combined subsidiaries	4,704	5,310	(606)
Shareholders' equity	347,706	238,927	108,779
Common stock	85,955	50,000	35,955
Additional paid-in Capital	275,588	216,744	58,844
Retained earnings	13,788	1,672	12,116
Accumulated other comprehensive income (loss)	(27,625)	(29,489)	1,864
Total liabilities and Shareholders' equity	733,398	655,489	77,909

Interest-bearing debt	118,957	121,785	(2,828)
Equity ratio	47.4 %	36.5 %	10.9 %
D/E ratio	0.34 time	0.51 time	(0.17) time

[Composition of other comprehensive income (loss)]

Foreign currency translation adjustments	3,346	4,944	(1,598)
Minimum pension liability adjustment	(32,791)	(34,919)	2,128
Unrealized gains (losses) on marketable securities	1,884	486	1,398
Unrealized gains (losses) on derivative financial instruments	(64)	0	(64)

Condensed Combined Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2003 (unaudited)	(Reference) Six months ended September 30, 2002 (unaudited)	Increase (decrease)	(Reference) Fiscal year ended March 31, 2003
I. Cash flows from operating activities				
Net income	12,116	5,146	6,970	9,622
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	37,561	42,141	(4,580)	88,414
(Increase) decrease in notes and accounts receivable	33,149	17,239	15,910	(20,495)
(Increase) decrease in inventories	2,814	8,230	(5,416)	15,756
Increase (decrease) in notes and accounts payable	(24,011)	1,212	(25,223)	26,747
Other, net	(922)	(1,166)	244	4,788
Net cash provided by operating activities	60,707	72,802	(12,095)	124,832
II. Cash flows from investing activities				
Proceeds from sales of property, plant and equipment	1,033	3,001	(1,968)	7,022
Additions to property, plant and equipment	(29,326)	(31,685)	2,359	(63,153)
Proceeds from sales of marketable securities	79	248	(169)	325
Increase in other investment securities	-	(273)	273	(673)
Other, net	(9,412)	(9,296)	(116)	(74)
Net cash used in investing activities	(37,626)	(38,005)	379	(56,553)
Free cash flows	23,081	34,797	(11,716)	68,279
III. Cash flows from financing activities				
Net proceeds from (repayments of) borrowings	(1,600)	(30,444)	28,844	(2,673)
Public stock offering	92,885	-	92,885	-
Other, net	(4,497)	-	(4,497)	674
Net cash provided by (used in) financing activities	86,788	(30,444)	117,232	(1,999)
Effect of exchange rate changes on cash and cash equivalents	(511)	(650)	139	(637)
Net increase in cash and cash equivalents	109,358	3,703	105,655	65,643
Cash and cash equivalents at beginning of period	78,216	12,573	65,643	12,573
Cash and cash equivalents at end of period	187,574	16,276	171,298	78,216

Condensed Combined Statements of Operations (2Q)

(Millions of yen)

	Three months ended September 30, 2003 (unaudited)	(%)	(Reference) Three months ended September 30, 2002 (unaudited)	(%)	Increase (decrease)
		%		%	
Net sales	178,321	100.0	193,713	100.0	(15,392)
Cost of sales	118,230	66.3	133,894	69.1	(15,664)
Selling, general and administrative expenses	46,773	26.2	50,721	26.2	(3,948)
Operating income	13,318	7.5	9,098	4.7	4,220
Non-operating income	354	0.2	1,477	0.8	(1,123)
Interest and dividends	125		86		39
Other	229		1,391		(1,162)
Non-operating expenses	3,670	2.1	5,424	2.8	(1,754)
Interest	361		485		(124)
Other	3,309		4,939		(1,630)
Income before income taxes	10,002	5.6	5,151	2.7	4,851
Income taxes	4,200	2.4	2,164	1.1	2,036
Minority interest in losses of combined subsidiaries	(270)	(0.2)	(684)	(0.3)	414
Net income	6,072	3.4	3,671	1.9	2,401

(Note) The figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.

Segment Information

[Geographic net sales]

(Millions of yen)

	Six months ended September 30, 2003 (unaudited)	(%)	(Reference) Six months ended September 30, 2002 (unaudited)	(%)	(Reference) Fiscal year ended March 31, 2003	(%)
Japan	214,150	61.5	242,417	66.3	477,491	65.9
U.S.A.	34,428	9.9	32,933	9.0	64,577	8.9
Europe	37,395	10.7	29,045	7.9	63,913	8.8
Asia	62,071	17.9	61,469	16.8	119,112	16.4
Total	348,044	100.0	365,864	100.0	725,093	100.0

[Geographic profit (loss)]

(Millions of yen)

	Six months ended September 30, 2003 (unaudited)	(%)	(Reference) Six months ended September 30, 2002 (unaudited)	(%)	(Reference) Fiscal year ended March 31, 2003	(%)
Japan	21,181	83.8	15,409	108.1	29,276	96.9
U.S.A.	950	3.8	(3,444)	(24.2)	(3,522)	(11.7)
Europe	851	3.4	393	2.8	1,197	4.0
Asia	2,280	9.0	1,892	13.3	3,252	10.8
Total	25,262	100.0	14,250	100.0	30,203	100.0

Financial Instruments

(1) Derivatives

Contract amounts, carrying amount and estimated fair value for all derivatives and related transactions are as follows.

(Millions of yen)

	September 30, 2003 (unaudited)			(Reference) September 30, 2002 (unaudited)			(Reference) March 31, 2003		
	Contract amount	Carrying amount	Estimated fair value	Contract amount	Carrying amount	Estimated fair value	Contract amount	Carrying amount	Etimated fair value
Derivative transactions									
Forward-exchange contracts (Note)	18,300	376	376	11,917	(41)	(41)	9,741	(108)	(108)
September 30, 2003									
Buying contracts: 606									
Selling contracts:18,906									

(Note) The contract amount for forward-exchange contracts is equal to the amount of selling contracts minus the amount of buying contracts.

(2) Marketable Securities

The acquisition cost, fair value and unrealized gains (losses) on marketable securities, by category, are as follows.

(Millions of yen)

	September 30, 2003 (unaudited)	(Reference) September 30, 2002 (unaudited)	(Reference) March 31, 2003
Available-for-sale securities			
Equity securities			
Cost	4,476	5,722	4,530
Fair value	7,642	5,897	5,368
Net unrealized gains (losses)	3,166	175	838

Lease Transactions

NEC Electronics leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at September 30, 2002 and 2003 and March 31, 2003 are as follows:

(Millions of yen)

	September 30, 2003 (unaudited)	(Reference) September 30, 2002 (unaudited)	(Reference) March 31, 2003
Due within one year	16,927	22,437	17,606
Due after one year	22,673	34,952	28,577

Comprehensive Income (Loss)

Comprehensive income (loss) constitutes net income and other comprehensive income (loss). Other comprehensive income (loss) is composed of foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities, and unrealized gains (losses) on derivative financial instruments, among other items.

(Millions of yen)

	Six months ended Sep.30, 2003 (unaudited)	(Reference) Six months ended Sep.30, 2002 (unaudited)	(Reference) Fiscal year ended Mar. 31, 2003
Net income	12,116	5,146	9,622
Other comprehensive income (loss)			
Foreign currency translation adjustments	(1,598)	(3,831)	(3,248)
Minimum pension liability adjustment	2,128	1,365	(15,165)
Unrealized gains (losses) on marketable securities	1,398	(1,901)	(1,509)
Unrealized gains (losses) on derivative financial instruments	(64)	0	0
Total	1,864	(4,367)	(19,922)
Comprehensive income (loss)	13,980	779	(10,300)

Capital Expenditures and R&D Expense

(Millions of yen)

	Six months ended Sep.30, 2003 (unaudited)	(Reference) Six months ended Sep.30, 2002 (unaudited)	(Reference) Fiscal year ended Mar. 31, 2003
Capital expenditures (unaudited)	43,714	33,976	61,304
R&D expense	50,388	49,461	96,666

Stock Options

On October 17, 2003, NEC Electronics granted stock options to purchase 320,500 common stocks in the aggregate.

Group Organization

The NEC Electronics Group comprises 25 consolidated subsidiaries, listed below according to primary business activity.

Manufacturing companies	Sales companies
NEC Yamagata, Ltd.	NEC Deviceport, Ltd.
NEC Fukui, Ltd.	NEC Electronics (Europe) GmbH
NEC Kansai, Ltd.	NEC Electronics Taiwan, Ltd.
NEC Yamaguchi, Ltd.	NEC Electronics Singapore Pte. Ltd.
NEC Kyushu, Ltd.	NEC Electronics Hong Kong Limited
NEC Semiconductors Kyushu, Ltd.	NEC Electronics Shanghai, Ltd.
NEC Electronics America, Inc. (Note 1)	NEC Electronics (UK) Limited
NEC Semiconductors Singapore Pte. Ltd.	
NEC Semiconductors (Malaysia) Sdn. Bhd.	
P.T. NEC Semiconductors Indonesia	
NEC Semiconductors Ireland Limited	
Shougang NEC Electronics Co., Ltd. (Note1)	

Design companies	Semiconductor related business companies
NEC Micro Systems, Ltd.	NEC Compound Semiconductor Devices, Ltd.
Beijing Hua Hong NEC IC Design Co., Ltd. (Note2)	NEC Compound Semiconductor Devices Hong Kong Limited

Others
Nippon Electroluminescent Light Co., Ltd.
Kinki Bunseki Center, Ltd.

(Notes)

1. NEC Electronics America, Inc. and Shougang NEC Electronics Co., Ltd. are involved in production and sales.

2. For purpose of the combined financial statements, Beijing Hua Hong NEC IC Design Co., Ltd. is treated as NEC Electronics' combined subsidiary, although the transfer of interests in the company from NEC to NEC Electronics is subject to Chinese government approval and registration.

As of September 2003

Business Transaction of NEC Electronics Group


[Affiliates of parent company] Elpida Memory, Inc.
Hiroshima Elpida Memory, Inc.
Shanghai Hua Hong NEC Electronics Company, Limited
[Parent company]
NEC Corporation
Mutual supply of unfinished products
Sales
[Design companies]
NEC Micro Systems, Ltd.
Beijing Huahong NEC IC Design Co., Ltd.
Design outsourcing
Products
Sales Agency
Sales
Products
[Manufacturing companies]
NEC Yamagata, Ltd.
NEC Fukui, Ltd.
NEC Kansai, Ltd.
NEC Yamaguchi, Ltd.
NEC Kyushu, Ltd.
NEC Semiconductors Kyushu, Ltd.
NEC Electronics America, Inc.
NEC Semiconductors Singapore Pte. Ltd.
NEC Semiconductors (Malaysia) Sdn. Bhd.
P.T. NEC Semiconductors Indonesia
NEC Semiconductors Ireland Limited
Shougang NEC Electronics Co., Ltd.
NEC Electronics
Product supply
Products
[Sales companies]
NEC Deviceport, Ltd.
NEC Electronics America,Inc.
NEC Electronics (Europe) GmbH
NEC Electronics (UK) Limited
NEC Electronics Taiwan Ltd.
NEC Electronics Singapore Pte.Ltd.
NEC Electronics Hong Kong Limited
Shougang NEC Electronics Co.Ltd.
NEC Electronics Shanghai, Ltd.
Sales
Clients
Products
[Semiconductor related business companies]
NEC Conpound Semiconductor Devices, Ltd.
NEC Compound Semiconductor Devices Hong Kong Limited
Sales
Product supply
Sales
[Others] Nippon Electroluminescent Light Co., Ltd. Kinki Bunseki Center, Ltd.

Non-consolidated Financial Results for the First Half of the Fiscal Year Ending March 31, 2004

October 22, 2003

Name of Stock Exchange: Tokyo Stock Exchange (First Section) Code No:6723
Company Name: NEC Electronics Corporation (URL http://www.necel.com)
Representative: Kaoru Tosaka, President
Contact for Inquiries: Hisashi Saito, Group Manager, Corporate Communications TEL: (044)-435-1664
Meeting of the Board of Directors for the Approval of Results: October 22, 2003
Interim Dividends Paid: Yes
Commencement of Interim Dividend Payment: -
Tangen System Adopted: Yes (1*tangen* = 100 shares)

1. Performance in the first half of the fiscal year ending March 31, 2004

1) Results of operations (Millions of yen)

	Net sales		Operating income		Ordinary income	
		%		%		%
Six months ended Sep. 30, 2003	272,775	-	13,771	-	6,818	-
Fiscal year ended Mar. 31, 2003	221,362		1,479		3,909	

	Net income	Net income per share of common stock
		(Yen)
Six months ended Sep. 30, 2003	4,700	42.81
Fiscal year ended Mar. 31, 2003	1,784	17.85

(Notes) 1. Average number of shares during the period : Six months ended Sep. 30, 2003 109,791,643 shares
2. Changes in accounting policies: None
3. Figures presented for the fiscal year ended March 31, 2003, reflect figures for the period from November 1, 2002 to March 31, 2003.

2) Dividends (Yen)

	Dividends per share of common stock (Interim)	Dividends per share of common stock (Full year)
Six months ended Sep. 30, 2003	-	-
Fiscal year ended Mar. 31, 2003	-	-

3) Financial position (Millions of yen)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per
			%	(Yen)
As of Sep. 30, 2003	662,828	436,591	65.9	3,535.15
As of Mar. 31, 2003	587,892	336,793	57.3	3,367.93

(Notes) 1. Number of shares issued and outstanding at September 30, 2003: 123,500,000 shares
March 31, 2003: 100,000,000 shares
2. Treasury stock at September 30, 2003: 150 shares
March 31, 2003: none

2. Targets for the fiscal year ending March 31, 2004

	Net sales	Ordinary income	Net income	Dividends per share of common stock	
				Full year	
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Yen)	(Yen)
Fiscal year ending Mar. 31, 2004	560,000	21,500	12,500	20.00	20.00

*(Reference) Projected net income per share for the year: 101.21yen
Please refer to the final page of the attached documents for more information on the assumptions used in formulating the above forecasts and other related matters.

Condensed Non-consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2003 (unaudited)	(%)	Fiscal year ended March 31, 2003	(%)
Net sales	272,775	100.0	221,362	100.0
Cost of sales	179,665	65.9	159,311	72.0
Selling, general and administrative expenses	79,338	29.1	60,570	27.3
Operating income	13,771	5.0	1,479	0.7
Non-operating income	1,429	0.6	6,885	3.1
Interest and dividends	1,011		6,590	
Other	418		294	
Non-operating expenses	8,383	3.1	4,455	2.0
Interest	308		227	
Other	8,074		4,228	
Ordinary income	6,818	2.5	3,909	1.8
Extraordinary loss	418	0.2	1,124	0.5
Income before income taxes	6,400	2.3	2,784	1.3
Income taxes - current	3,900	1.4	600	0.3
Income taxes - deferred	(2,200)	(0.8)	400	0.2
Net income	4,700	1.7	1,784	0.8
Retained earnings at beginning of period	1,784		-	
Unappropriated retained earnings at end of period	6,485		1,784	

Note: Figures presented for the fiscal year ended March 31, 2003, reflect figures for the period from November 1, 2002 to March 31, 2003.

Condensed Non-consolidated Balance Sheets

(Millions of yen)

	Sep.30, 2003 (unaudited)	March 31, 2003	Increase (decrease)
Current assets	384,660	299,429	85,231
Cash and cash equivalents	168,200	62,414	105,786
Notes and accounts receivable, trade	62,226	64,189	(1,962)
Inventories	21,134	21,355	(221)
Short-term loans receivable	118,769	110,483	8,286
Other current assets	14,329	40,986	(26,657)
Long-term assets	278,168	288,463	(10,295)
Property, plant and equipment	37,013	41,544	(4,531)
Intangible assets	8,565	7,232	1,332
Investments	232,589	239,686	(7,096)
Investment securities	9,501	7,382	2,118
Investments in affiliates	99,815	95,365	4,449
Long-term loans receivable	78,493	87,170	(8,676)
Other investments	44,778	49,767	(4,988)
Total assets	662,828	587,892	74,936
Current liabilities	141,324	166,922	(25,598)
Notes and accounts payable, trade	122,099	120,889	1,210
Other current liabilities	19,224	46,033	(26,808)
Long-term liabilities	84,913	84,177	736
Long-term debt	80,000	80,000	-
Accrued pension and severance costs	2,493	1,163	1,329
Other long-term liabilities	2,420	3,013	(593)
Total liabilities	226,237	251,099	(24,861)
Shareholders' equity			
Common stock	85,955	50,000	35,955
Additional paid-in capital	342,345	284,535	57,810
Retained earnings	6,485	1,784	4,700
Unrealized gains on securities	1,806	472	1,333
Treasury stocks, at cost	(1)	-	(1)
Total shareholders' equity	436,591	336,793	99,797
Total liabilities and shareholders' equity	662,828	587,892	74,936

Depreciation and amortization	108,344	115,407	(7,062)

Interest-bearing debt	80,000	80,000	-
Equity ratio	65.9 %	57.3 %	8.6 %
D/E ratio	0.18 time	0.24 time	(0.06) time

(Finance Lease Transactions)

1. Finance lease transactions other than those by which ownership of leased assets is transferred to lessees

(1) Acquisition cost equivalents, accumulated depreciation equivalents and term-end balance equivalents at September 30, 2003

(Millions of yen)

	September 30, 2003 (unaudited)	March 31, 2003
Building		
Acquisition cost equivalents	5,350	5,350
Accumulated depreciation equivalents	185	84
Net book value equivalents	5,164	5,266
Machinery and equipment		
Acquisition cost equivalents	562	1,036
Accumulated depreciation equivalents	479	760
Net book value equivalants	83	275
Furniture and fixtures		
Acquisition cost equivalents	74	270
Accumulated depreciation equivalents	72	254
Net book value equivalants	1	16
Total		
Acquisition cost equivalents	5,987	6,658
Accumulated depreciation equivalents	737	1,099
Net book value equivalants	5,250	5,558

(2) Outstanding lease payments at the end of period

(Millions of yen)

	September 30, 2003 (unaudited)	March 31, 2003
Due within one year	464	627
Due after one year	4,448	4,699
Total	4,912	5,326

(3) Lease payments, depreciation equivalents and interest payable

(Millions of yen)

	September 30, 2003 (unaudited)	March 31, 2003
Lease payments	409	460
Depreciation equivalents	228	287
Interest payable	76	71

(4) Calculation of depreciation equivalents

Depreciation is calculated using the straight-line method, assuming the duration of the lease to be the useful life of the leased property, with a residual value of zero.

(5) Calculation of interest equivalents

Interest is calculated as the difference between the total amount of lease payments and the acquisition cost equivalent of leased property. Interest is allocated to each business term according to the interest method.

2. Operating lease transactions

Outstanding lease payments

(Millions of yen)

	September 30, 2003 (unaudited)	March 31, 2003
Due within one year	1,136	1,505
Due after one year	275	488
Total	1,412	1,994

(Issues Concerning Marketable Securities)

(Millions of yen)

	September 30, 2003 (unaudited)	March 31, 2003
Fair value	-	-

CAUTIONARY STATEMENTS:

The statements in this press release with respect to the plans, strategies and forecasts of NEC Electronics and its consolidated subsidiaries (collectively "we") are forward-looking statements involving risks and uncertainties. We caution in advance you that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, our products and services in the marketplace; our ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy; a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the projected results forecast.

Incases where the information contained in the press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release come to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; I.e., approximately 3 am on October 23, 2004 (JST), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of our stock before the time of Publication.